News Release	No. 09-176 June 26, 2009

PLATINUM GROUP METALS LTD.

COMPANY UPDATE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group” or the “Company”) provides the following corporate and project update, including key milestones for the months ahead.

On June 16th, 2009 the Company completed a $35M unit offering with solid support from existing and new institutional shareholders. The Company is now in a strong position to achieve its key objectives and maximize the value of its projects, including an optimized Feasibility Study for its Western Bushveld Platinum Mine. The Company’s current working capital position is approximately C$37M.

Since the publication of its Definitive Feasibility Study on Project 1 in July 2008 several key parameters have changed including contractor, raw material and other input costs. As a result an Optimized Feasibility Study (“OFS”) has commenced with Turnberry Projects, Wardrop (A Tetra Tech Company), and Grinaker LTA retained to enhance and independently evaluate engineering work completed by the Company over the past several months.

The OFS is expected to result in improved project economics from various factors, including:

•

lower pre-production capital expenditure estimates;

•

increased mineral reserves; and

•

updated operating and power availability assumptions.

The target date for completion of the OFS is Q3 2009.  Limited drilling will be undertaken in the area of Projects 1 and 3 with an objective to increase known mineral reserves and resources for inclusion in the project mine plan for the OFS.  Areas in the inferred category not included in the July 2008 project mine plan and areas that were excluded for other technical reasons will be considered for potential production rate increases.

During the OFS process the Company will prepare a detailed implementation plan including scheduling with the key contractors and potential suppliers of the initial underground development, water and power. These preparations will be aimed at shortening project lead times while at the same time increasing confidence levels prior to a formal construction decision.

While work progresses on the OFS, the Company will also work on the establishment of farm out arrangements with funding partners on its early stage projects.  In March 2009 the Company entered into one such agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby JOGMEC may earn a 35% interest in the Company’s War Springs Project for an optional US$10 million in exploration work over a 5 year term. Work funded by JOGMEC is currently underway at War Springs.

Strategic Alternatives:

The Company is considering several strategic and financial alternatives in order to maximize shareholder value from its key projects in South Africa. The Company has several alternatives in active discussions and work related to the OFS will assist in these strategic discussions and decisions.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver, BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa with successful track records spanning more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company holds a 74% stake in the Western Bushveld Joint Venture, WBJV of South Africa. Platinum Group Metals is operator of the WBJV and has moved the project from exploration territory to a large scale resource with a Definitive Feasibility Study for a 250,000 ounce per year mine. The team includes exploration geologists, mine designers and professional engineers in Canada and South Africa. The founders of Platinum Group are also founders of MAG Silver Corp. (MAG-TSX; MVG-NYSE Amex) and of West Timmins Mining Inc. (WTM-TSX).

On behalf of the Board of

Platinum Group Metals Ltd.

 “R. Michael Jones”

President and Director

For further information contact:

R. Michael Jones, President,

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the completion of the proposed transaction, the timing of related events, and statements regarding planned or potential future activities of the Company and third parties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the risk that conditions precedent for the proposed transaction will not be satisfied or that regulatory or other required approvals for the proposed transaction will not be obtained, the need for additional financing for the Company to be able to satisfy its cash obligations under the proposed transaction and to fulfill its other obligations and plans, metal price volatility, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies, and the other risk factors set forth in the Company’s most recent annual filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission, which are available at www.sedar.com and www.sec.gov.